

TALISMAN ENERGY INC. CONFERENCE CALL

CALGARY, Alberta – October 14, 2010 – Talisman Energy Inc. has scheduled a telephone conference call for investors, analysts and media on Tuesday, November 2, 2010, at 11:00 a.m. MST (1:00 p.m. EST) to discuss Talisman's third quarter results. Participants will include John Manzoni, President and Chief Executive Officer and members of senior management. Talisman plans to issue its third quarter results the morning of November 2 before markets open.

To participate in the conference call, please contact the Talisman Energy conference operator 10 minutes prior to the conference call at 10:50 a.m. MST (12:50 p.m. EST).

> **Conference operator dial in numbers:**
> **1-877-974-0447 (North America) or**
> **1-416-644-3418 (Local Toronto & International)**

A replay of the conference call will be available at approximately 2:00 p.m. MST on Tuesday, November 2, 2010, until 11:59 p.m. Tuesday, November 16, 2010. If you wish to access this replay, please call:

> **1-877-289-8525 (North America) passcode 4372321# or**
> **1-416-640-1917 (Local Toronto & International) passcode 4372321#**

Live Internet audio broadcast

The conference call will also be broadcast live on the Internet and can be accessed by going to the Talisman website (www.talisman-energy.com) and following the links from the home page. Alternatively, you can point your browser to:
http://event.on24.com/r.htm?e=255392&s=1&k=CDEFC04690BA40D6A89E7B929892747B

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman's three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:
David Mann, Vice-President, Corporate & Investor Communications Phone: 403-237-1196 Fax: 403-237-1210 Email: tlm@talisman-energy.com	Christopher J. LeGallais Vice-President, Investor Relations Phone: 403-237-1957 Fax: 403-237-1210 Email: tlm@talisman-energy.com

15-10